Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization	Trade Name

Regional Enterprises, Inc.	Virginia	None
Rio Vista Operating Partnership L.P.	Delaware	None
Rio Vista Operating GP LLC	Delaware	None